Tele2 AB Skeppsbron 18 P.O Box 2094 SE-103 13 Stockholm, Sweden Telephone +46 8 5620 0060 Fax: +46 8 5620 0040 www.tele2.com 2018-08-29	Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Filer: Tele2 AB Subject Company: Com Hem Holding AB Commission File No.: 333-226947

NOT FOR DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, HONG KONG, JAPAN, CANADA OR SOUTH AFRICA OR ANY OTHER JURISDICTION IN WHICH THE DISTRIBUTION OR RELEASE WOULD BE UNLAWFUL. OTHER RESTRICTIONS ARE APPLICABLE. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THE PRESS RELEASE.

Tele2 publishes merger document for the Com Hem merger

Tele2 (Tele2) (NASDAQ Stockholm Exchange: TEL2 A and TEL2 B) today publishes the merger document relating to the merger with Com Hem, which has been approved and registered by the Swedish Financial Supervisory Authority. Separately, Tele2 publishes a notice to attend an Extraordinary General Meeting (EGM) on September 21, 2018 to approve the merger. As previously announced, closing is expected in the fourth quarter of 2018.
The Extraordinary General Meeting in Tele2 will be held on September 21, 2018 at 13:00 CEST at Fotografiska Event & Konferens, Stadsgårdshamnen 22 in Stockholm, Sweden (the “EGM”). The EGM will, inter alia, resolve on approval of the merger plan, issue of new Tele2 B Shares as merger consideration in connection with the Merger and election of new board members. The Tele2 Nomination Committee proposes that Lars-Åke Norling is elected as new board member with effect from the EGM, and that Andrew Barron and Eva Lindqvist (today board members of Com Hem) are elected as new board members with effect once the Merger has been registered with the Swedish Companies Registration Office. Further information regarding the EGM and complete proposals are presented in the notice convening the EGM.
The registration statement on Form F-4 relating to the merger is expected to be declared effective on August 30, 2018. The merger document and all other information related to the Merger will be available on Tele2’s transaction website info.tele2.com. A physical copy of the merger document can also be ordered from Tele2 by telephone, subject to certain legal restrictions:
Non-US shareholders: +46 8 21 26 28
US shareholders +1 (800) 322-2885
Tele2 expects the Merger with Com Hem to close in the fourth quarter of 2018.
For more information, please contact:
Joel Ibson, Head of Public Relations, Tele2 AB, Phone: +46 766 26 44 00
Erik Strandin Pers, Head of Investor Relations, Tele2 AB, Phone: +46 733 41 41 88
Advisers
Tele2 has retained Citigroup Global Markets Limited, Nordea Bank AB (publ) and Ondra LLP as financial advisers and Vinge as legal adviser as to Swedish law and Shearman & Sterling (London) LLP as legal adviser as to US law.

Tele2 AB Skeppsbron 18 P.O Box 2094 SE-103 13 Stockholm, Sweden Telephone +46 8 5620 0060 Fax: +46 8 5620 0040 www.tele2.com 2018-08-29

NOT FOR DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, HONG KONG, JAPAN, CANADA OR SOUTH AFRICA OR ANY OTHER JURISDICTION IN WHICH THE DISTRIBUTION OR RELEASE WOULD BE UNLAWFUL. OTHER RESTRICTIONS ARE APPLICABLE. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THE PRESS RELEASE.

Important notice
The registration statement has not yet been declared effective by the SEC. The registration statement is available on the SEC’s EDGAR system, and may be accessed at www.sec.gov. This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.
This announcement is an advertisement and not a prospectus for the purposes of the Prospectus Directive. “Prospectus Directive” means Directive 2003/71/EC (as amended), and includes any relevant implementing measure in any Member State concerned.

IMPORTANT INFORMATION

The information included in this transcript is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Tele2 or Com Hem. Tele2 has filed a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the transaction. Tele2 and Com Hem expect to mail a merger document, which is part of the registration statement on Form F-4, to security holders of Com Hem in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 and Com Hem have filed with the SEC or send to security holders of Com Hem in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE MERGER DOCUMENT CAREFULLY. THE MERGER DOCUMENT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. Investors and security holders are able to obtain free copies of the merger document through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41 88, or from Com Hem, by directing a request to Mr. Marcus Lindberg, Head of Investor Relations, e-mail: marcus.lindberg@comhem.com, phone: +46 734 39 25 40.

In addition to the registration statement and merger document, Tele2 and Com Hem file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by Tele2 or Com Hem at: http://www.tele2.com/investors/ and http://www.comhemgroup.se/en/investors/, respectively.

FORWARD LOOKING STATEMENTS

The information in this transcript may contain forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although managements of each respective company believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and neither Tele2 nor Com Hem undertakes any obligation to update these forward-looking statements. Past performance of Tele2 and Com Hem does not guarantee or predict future performance of the combined company. Moreover, Tele2, Com Hem and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the transcript. Additionally, there can be no certainty that the Merger will be completed in the manner and timeframe described in this transcript, or at all.

NO SOLICITATION

This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.